David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

October 7, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re: Your Internet Defender Inc.
Registration Statement on Form S-1
Filed August 31, 2011
File No. 333-176581

Dear Ms. Ransom:

Your Internet Defender Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated September 29, 2011, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on August 31, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.   We note that you are registering the resale of 42,600,000 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Your indication on page 20 that the "selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares of common stock may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with these sales" is insufficient. Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-affiliates. If you disagree with our analysis, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://vvww.sec.gov/divisions/corpfln/guidance/securitiesactrules-interps.htm.

Response: In accordance with the comments of the Commission, the Amended Registration Statement provides that all offers and sales will be made at the fixed price of $0.05 per share and that the selling shareholders are considered underwriters, including an acknowledgment of the seller’s prospectus delivery requirements.  Notwithstanding the fact that the Company is registering approximately 82% of its issued and outstanding share capital, the Company is not conducting a primary offering under Rule 415 as none of the shares are being sold by or on behalf of the Company or its affiliates. Furthermore, none of the selling shareholders are in the business of underwriting securities or has any relationship with the Company, other than Zachary Grossman who is the adult son of the Company’s President and director.

2.  We note your disclosure that you are not a blank check company and have no plans to merge with any company. However, it appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

Your disclosure indicates that you are a development stage company issuing penny stock.

•  You have minimal revenues, have no contracts or agreements with customers or suppliers, and have conducted little business activity other than raising initial capital and filing this registration statement.

• You have commenced only limited operations.

• You have only $4,818 in cash.

•	You will be unable to implement your business plan without substantial additional funding.

•	Your registration statement contains very general disclosure related to the nature of your business plan.

•
Your founders, officers and certain selling shareholders are involved with Enterologics, Inc. and Game Face Gaming, Inc., companies that also have not yet generated revenues, and the latter of which was the purchaser in a reverse merger and shares your principal address.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company. In addition, please revise your business description to include a specific business plan for the next twelve months. The milestones disclosed on page 32 are very general and do not provide a variety of information (including, as examples only, specific intended dates of completion, capital requirements for each milestone, an explanation as to how you will "actively search for new corporate and high-end individual clients" and "aggressively establish relationships with numerous public relations and law firms," and a description of the specific "proprietary technology base" and "automated services" in which you "plan to invest"). In providing the specific business plan, the company should also disclose its day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response:  The Company is not a blank check company as defined in Rule 419 of Regulation C. Pursuant to Rule 419(a)(2), a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and is issuing “penny stock” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Since its inception the Company had a specific business plan - to engage in online brand management, focusing on offsite and onsite search engine optimization, social media reputation monitoring, and specialized brand reputation marketing.  As discussed in the “Description of Business” section, although the Company has nominal assets and has only recently commenced operations, the Company has taken steps it believes are appropriate in order to become an online brand management specialist. The Company intends to focus on offsite and onsite search engine optimization, social monitoring, and specialized brand reputation marketing and to develop a full range of services, proprietary methodology and systems that will help companies, professionals and individuals protect and promote their brands in the most favorable manner and attract more traffic to their desired web locations.

(i) Although the Company is a development stage company issuing shares for less than $5.00, the Company has a specific business purpose. Furthermore, as stated in the Registration Statement, the Company has no intention to engage in any merger or acquisition with another entity.

(ii) and (iii) As described in the Amended Registration Statement, the Company entered into agreements for the provision of consulting and marketing services with three customers in July through September and is providing services to a fourth customer on a month-to-month basis and derives revenues therefrom. In addition to its existing customers, the Company has other proposals outstanding and expects that at least a portion of those will be converted into customers. The fact that the Company has  had  limited operations does not render the Company a blank check company. As clearly stated in the Amended Registration Statement, the Company is a development stage company with a clear, specified business plan and has entered into agreements for the provisions of its services and is already providing such services and receiving payment therefrom.

(iv) and (v) The fact that the Company has $70,000 in cash does not render it a blank check company. As clearly stated in the Amended Registration Statement, the Company is a development stage company with a clear, specified business plan.  The Company has entered into contracts which have resulted in revenues since July 2011, which monthly revenues have increased since such time.. The Amended Registration Statement not only provides disclosure regarding how the Company intends to operate within the next 12 months without substantial additional funding but the going concern opinion received from the auditors and the insufficient funds of the Company are clearly highlighted.

(vi) The Amended Registration Statement has been revised to provide more details regarding the Company’s business plan.

(vii) The fact that Lisa Grossman is Secretary of Enterologics, Inc. and that a selling shareholders is an officer of Game Face Gaming, Inc. does not render the Company a blank check company. Neither the Company nor Game Face Gaming have had significant operations requiring other office space. They share an office suite that also houses other non-related business tenants at the same address. Although each of Enterologics, Game Face Gaming and the Company is a development stage company, such fact by itself does not render the Company a blank check company.

In addition to addressing each of the comments of the Commission relating to why the Company is not a blank check company, the Company’s business plan description and  Plan of Operations has been revised in the Amended Registration Statement to address this issue.

3. On the outside back cover page of the prospectus, please provide the disclosure required by Item 502(b) of Regulation S-K.

Response: The Amended Registration Statement has been revised on the outside back cover of the prospectus to include the referenced prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Front Cover Page of Registration Statement

4. Your statement in footnote (2) to the Calculation of Registration Fee table that the offering price "has been determined as the selling price based on the original purchase price paid by the selling shareholders" is incomplete and inaccurate, given your disclosure on page 15 that the price "has been arbitrarily determined as the selling price based upon the original purchase price paid by the selling shareholders...plus an arbitrarily determined increase" and that the price "does not have any relationship to any established criteria of value." Please revise or delete the statement in footnote (2).

Response: Footnote (2) to the Calculation of Registration Fee table has been revised to state that the fixed price of $0.05 has been arbitrarily determined.

Outside Front Cover Page of Prospectus

5.  Please disclose that your auditor has issued a going-concern opinion.

Response: The going concern disclosure has been added to the outside front cover page of the prospectus.

Prospectus Summary, page 5

6.  Please revise the first sentence of the second paragraph of this section, and revise your summary as necessary, to ensure that you provide a brief overview of the key aspects of the offering and not that you "highlight selected material information." See the instruction to paragraph 503(a) of Regulation S-K.

Response: The referenced sentence has been revised.

Risk Factors, page 7

7.  Please add a risk factor that addresses the risks associated with being a shell company with nominal assets and operations, including, if applicable, that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders, or tell us why it is not appropriate to do so.

Response: The Company is a development stage company with a business plan pursuing actual business operations and has entered into agreements with four customers and is negotiating agreements with other customers for its services.  The Company is not a shell company and has no intention to enter into a reverse merger with a private company to pursue a business.

Risk Factors Relating to Our Company, page 7

Our business depends on a strong brand.... page 10

8.   Please revise your disclosure to clarify your "brand." If you do not currently have a brand, please disclose this risk factor.

Response: The risk factor has been revised to reference the development and maintenance of a brand.

Risk Factors Relating to Our Common Shares, page 11

9.  Please make it clear that your stock may not be followed by securities analysts and describe the associated risks.

Response: A risk factor has been added to disclose that there is no public market or analysts for the Company’s shares.

The issuance of shares in this offering..., page 11

10.  Your statement that "the issuance of the shares of common stock described in this prospectus will result in substantial dilution in the percentage of our common stock held by our existing shareholders" contradicts your statement on page 15 that "there will be no dilution to our existing shareholders" as a result of this offering. Please revise your disclosure so that it is accurate and consistent.

Response: The risk factor has been revised to provide that dilution may occur as a result of future offerings.

Selling Shareholders, page 16

11. Please tell us whether there is any relationship between the selling shareholder, Zachary Grossman, and your President, Lisa Grossman; if there is, please disclose it.

Response: The Amended Registration Statement has been revised to disclose that Zachary Grossman is the adult son of Lisa Grossman and does not live in the same household as Lisa Grossman.

12. Please disclose the names of the natural persons that have voting or investment control over the shares held by all selling stockholders that are entities. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response: The footnotes to the Selling Shareholders table in the Registration Statement discloses the name of the individual having voting and dispositive power over the shares held by each selling shareholder which is an entity.

Description of Business, page 23

13.   You have described the kinds of services you plan to provide. Please thoroughly revise this section to explain how you will provide those services and to clarify the current status of any products, services, strategies and methodologies that you propose to provide or use. Please also disclose whether you have taken any actions in furtherance of providing such services.

Response: The Description of Business section has been revised to include the requested information.

Marketing and Implementation Strategy, page 27

14.   Please expand on the disclosure in this section to explain how you will engage in the identified marketing efforts.

Response: Disclosure has been added to explain each of these marketing efforts

SWOT Analysis, page 27

15. Please provide further disclosure regarding the relevance and meaning of this chart.

Response: Disclosure indicating that his chart represents management’s opinion as to the strengths and weakness of the Company as they relate to a typical start-up in this marketplace has been added to the Amended Registration Statement.

Marketing & Strategic Alliances, page 28

16. Please provide further disclosure regarding the various marketing methods that you plan to employ, including how you will engage in "search engine marketing" and what you will do at "top industry trade shows" and in "trade publications." Please provide further disclosure regarding the "multiple white papers and publications" that you plan to publish.

Response: Further disclosure regarding the Company’s marketing methods and white papers has been added to the Marketing and Strategic Alliances section in the Amended Registration Statement.

Our Strategy, page 29

17.    On page 29 you state that "YID currently has two clients for which it provides the services outlined above." Please expand upon the specific services you currently provide to these clients. Please also clarify for how long you have "generate[d] $6,000 on a monthly basis from Mytrack.com," how long you anticipate receiving such monthly fee from Mytrack.com, and, if true, that the $3,900 you received from Game Face Gaming, Inc., was a one-time fee.

Response: Since August 1, 2011, the Company has received $6,000 per month for its services from Mytrack.com.  Track Data Corporation through its site www.mytrack.com offers an on online trading platform through which investors can buy, sell and manage their stock and option portfolios. The Company’s specific assignment is to create a Google presence and ranking so that people searching for an online trading house, will find www.mytrack.com as a viable option.

The Company received $3,900 as a one-time engagement fee from Game Face Gaming, Inc. and has been retained under a one-year agreement dated July 12, 2011 to provide additional services for Game Face Gaming, Inc. for $2,500 per month. The Company’s initial assignment was to create and build a website and to position it for further optimization work. The Company is also providing SEO services, the goal being to have Game Face Gaming’s name established and ranked on on-line search engines. Under the current twelve month agreement, the Company receives $2,500 per month.

The Amended Registration Statement has also been revised to include a description of the Company’s current customer contracts in the business section.

Description of Property, page 30

18.	Please explain why you do not pay rent at your Pennsylvania office.

Response: Our Pennsylvania office is structurally attached to the residence of one of the subcontractors of the Company, MBTA Management. This office is being utilized for programming support and MBTA does not currently require any rent payments.  It is the plan of the Company to establish a full office presence in Philadelphia within the next 12 months or as budget allows.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 32

Plan of Operation, page 32

19. Please explain your reference to your current clients as "high-end accounts."

Response: The Company’s current services are priced at the high-end of the pricing spectrum and may not be affordable to everyone. The Company believes that it has the ability to attract clients that grasp its unique understanding of the issues facing their web presence and ability to fix them. The Company is focusing on individuals with higher incomes and corporations with budget allocations for these services.  Going Concern Consideration, page 34

20.  Please revise your statement that your "minimum of $275,000 in expenses during the next twelve months... will be comprised mostly of industry unique expenses of approximately $105,000, $106,000 towards marketing materials and sales" for clarity.

Response: The Amended Registration Statement has been revised to further clarify the monies we might be spending, how they will be expended and the possibility that we may need to raise additional funds.

Directors. Executive Officers. Promoters and Control Persons, page 35 Potential Conflicts of Interest, page 36

21.   Please disclose whether you have a policy pursuant to which your board will resolve conflicts of interest; if you do, please describe such policy and indicate whether it is in writing.

Response: The Amended Registration Statement has been revised to disclose that the Company does not have a policy regarding the resolution of conflicts of interest.

Certain Relationships and Related Transactions, page 39

22.  Please revise to explain how Ms. Grossman is affiliated with Arevim, Inc., disclose the related party arrangement(s) pursuant to which you use office space at no expense, and disclose the contributed services of your directors that you discuss in Note 4. Related Party Transactions. Please also revise your statement that you "receive $3,900 from Game Face Gaming" to disclose the date(s) of receipt of such funds and, if true, that you received such funds as one-time compensation for services provided.

Response:  Mrs. Grossman is an officer of Arevim, Inc. Mrs. Grossman is also the vice president of The Meister Group, LLC, which occupies space at 20 East Sunrise Highway. The Company occupies, rent free, a portion of space at the same location.

The contributed services from directors of the Company valued for accounting purposes in Note 4 do not need to be included in the Certain Relationships and Related Transactions because the amount does not exceed $120,000 as per Regulation S-K, Item 404. Furthermore, the directors are merely providing ordinary services in their role as directors to the Company.

On August 17, 2011, the Company received $3,900 from Game Face Gaming, Inc. as an initial engagement fee pursuant to which the Company provided  services in connection with the design and build out of their website. On September 27, 2011, pursuant to a one year agreement entered into as of July 12, 2011, the Company will receive a monthly fee of $2,500 in connection with additional SEO services provided under the agreement.

Financial Statements, page 43

Note 1. Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 47

23.  We note that you recognize revenue when persuasive evidence of an arrangement exists. Given that you lack "formal contracts with either of [your] two clients," as disclosed on page 29, please tell us how you have been able to recognize revenue in accordance with your accounting policy.

Response: The Amended Registration Statement has been revised to further clarify the Company’s recognition policies. The Company provided its customers with invoices that noted the work performed and what period it was performed. Revenues were recognized upon the performance and completion of the services as noted on the invoices.

Website Development Costs, page 48

24.  We note you have capitalized website development costs of $975 at June 30, 2011.

Please expand your disclosures to provide your accounting policies for capitalizing or expensing costs relating to the development of your website and software development costs, if any. Refer to ASC 350-50 and/or ASC 985-20 as applicable.

Response: The Company has revised the footnote to include the required disclosures in accordance with ASC 350-50 as follows:

Website Development Costs

ASC Topic 350-50, “Intangibles – Goodwill and Other” Website Development Costs, costs and expenses incurred during the planning and operating states of the Company’s website development are expensed as incurred.  Costs incurred in the website application and infrastructure development stages are capitalized by the Company and amortized to expense over the useful life of the website.   As of June 30, 2011, the Company capitalized $975 of website development costs. There is no amortization expense as the website has not yet been placed into service.

 Recent Sales of Unregistered Securities, page 54

25.  Please disclose the number of investors that participated in the July-August 2011 private placement.

Response: The Amended Registration Statement has been revised to disclose that there were 56 investors in such private placement.

Exhibits

26. Please tell us whether you used a subscription agreement in connection with the July-August 2011 private placement; if you did, please file it as an exhibit.

Response: The form of subscription agreement used in the July-August private placement has been filed as an exhibit in accordance with the comments of the Commission.

Exhibit 5.1. Legal Opinion

27. Please include a reference to the registration statement file number.

Response:  The opinion has been revised to reference the registration statement file number and is being filed as Exhibit 5.1 to the Amended Registration Statement.

28. The opinion must speak as of the date of effectiveness. Accordingly, please either remove the word "current" from the penultimate sentence of the penultimate paragraph, as well as the phrase "as such laws presently exist and to the facts as they present exist," or re-file the opinion on, and dated as of, the date of effectiveness.

Response:  The opinion has been revised in accordance with the comments of the Commission and is being filed as Exhibit 5.1 to the Amended Registration Statement.

Signatures

29. Please identify Ms. Grossman as the principal executive officer and Mr. Solomon as the principal financial and accounting officer where they signed in their individual capacities in the second signature block. See Instruction 1 to Signatures in Form S-1.

Response: Ms. Grossman and Mr. Solomon have been identified as the Company’s principal executive officer and financial and accounting officer, respectively, in the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Lisa Grossman